VIA EDGAR

May 7, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Attention:	Kathryn McHale
Senior Staff Attorney

Re:	Farmers National Banc Corp.

Registration Statement on Form S-4

Filed March 17, 2015, As Amended on April 29, 2015,

and May 6, 2015

File No. 333-202822

Dear Ms. McHale:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Farmers National Banc Corp. (the “Registrant”) hereby requests that the effectiveness pursuant to the Securities Act of its Registration Statement on Form S-4 filed with the Securities and Exchange Commission on March 17, 2015, and as amended on April 29, 2015, and May 6, 2015 (the “Registration Statement”), be accelerated to 4:00 p.m., Eastern Daylight Time, on May 8, 2015. In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Registrant may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kathryn McHale

May 7, 2015

Please contact J. Bret Treier of Vorys, Sater, Seymour and Pease LLP with any questions you may have concerning this request. In addition, please notify Mr. Treier when this request for acceleration has been granted.

Sincerely,

/s/ Kevin J. Helmick
Kevin J. Helmick
President and Chief Executive Officer

cc: J. Bret Treier, Esq., Vorys, Sater, Seymour and Pease LLP